BAKER & McKENZIE

貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
[redacted]
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 AUG 28 A 8:-9

08004568

August 25, 2008

Our ref: 32002208-000004

SUPPL

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated August 14, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Chiu

PROCESSED
AUG 29 2008
THOMSON REUTERS

Encl.

<u>**Annex 1**</u>

A List of Documents Made Public in connection with the Listing since our last submission on August 14, 2008:

1. Discloseable Transaction and Connected Transaction – Acquisition of Equity Interest - by China Shipping Container Lines Company Limited, released on August 21, 2008;
2. Notice of Special General Meeting - by China Shipping Container Lines Company Limited, released on August 21, 2008;
3. Form of Proxy for Special General Meeting to be Held on 10 October 2008- by China Shipping Container Lines Company Limited, released on August 21, 2008; and
4. Reply Slip- by China Shipping Container Lines Company Limited, released on August 21, 2008.

If you are in any doubt about any of the contents of this Circular, you should obtain independent professional advice.

If you have sold or transferred all your H shares in **China Shipping Container Lines Company Limited**, you should at once hand this Circular together with the attached form of proxy and reply slip to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 02866)

DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION ACQUISITION OF EQUITY INTEREST

Independent financial adviser to the independent board committee of China Shipping Container Lines Company Limited

Guotai Junan Capital Limited

A letter from the Board of the Company is set out on pages 4 to 12 of this Circular. A letter from the Independent Board Committee is set out on pages 13 to 14 of this Circular. A letter from the Independent Financial Adviser is set out on pages 15 to 23 of this Circular. A notice convening the SGM to be held at 10:00 a.m. on 10 October 2008 at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Pudong New District, Shanghai, the People's Republic of China is set out on pages 31 to 33 of this Circular.

If you intend to attend the SGM, please complete and return the enclosed reply slip in accordance with the instructions printed thereon as soon as possible and in any event by no later than 20 September 2008.

Whether or not you are able to attend the SGM, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy must be signed by you or your attorney duly authorized in writing or, in case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorized to sign the same. If the form of proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other document of authorization, must be notarially certified.

For holders of H shares of the Company, please return the proxy form together with any documents of authority to Computershare Hong Kong Investor Services Limited at Room 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, and in any event not later than 24 hours before the time appointed for holding the SGM. Completion and return of the form of proxy will not preclude you from attending and voting at the SGM or any adjournment thereof should you so wish.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

21 August 2008

Page

In this Circular, unless the context otherwise requires, the following terms shall have the following meanings:

"A Share Listing"	the listing of the A shares of the Company on the Shanghai Stock Exchange on 12 December 2007.
"Agreement"	the equity transfer agreement dated 6 August 2008 entered into between the Company and China Shipping, pursuant to which China Shipping agreed to sell its 100% equity interest in CS Terminal to the Company.
"associate"	has the meaning ascribed to such term under the Listing Rules.
"Board"	the board of Directors.
"China Shipping"	China Shipping (Group) Company (中國海運(集團)總公司), a PRC state-owned enterprise, which is the controlling shareholder of the Company, having an approximately 49.03% shareholding interest.
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 3,751,000,000 H shares are listed on the Stock Exchange and 7,932,125,000 A shares are listed on the Shanghai Stock Exchange.
"CS Terminal"	China Shipping Terminal Development Co., Ltd. (中海碼頭發展有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of China Shipping.
"Directors"	the directors of the Company.
"Group"	the Company and its subsidiaries.
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.
"HKICPA"	the Hong Kong Institute of Certified Public Accountants.
"Hong Kong"	Hong Kong Special Administrative Region of the PRC.

"Independent Board Committee"	a committee of the Board comprising all the independent non-executive Directors, namely, Mr. Hu Hanxiang, Mr. Wang Zongxi, Mr. Shen Kangchen, Mr. Shen Zhongying and Mr. Jim Poon (also known as Pan Zhanyuan).
"Independent Financial Adviser"	Guotai Junan Capital Limited.
"Independent Shareholders"	the Shareholders, except China Shipping and its associates (excluding the Company and its subsidiaries).
"Latest Practicable Date"	20 August 2008, being the latest practicable date prior to the printing of this Circular for the purpose of ascertaining certain information contained in this Circular.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules.
"percentage ratios"	has the meaning ascribed to such term under the Listing Rules.
"PRC"	the People's Republic of China.
"Rights"	the H share appreciation rights granted under the H Share Appreciation Rights Scheme adopted by the Company on 12 October 2005 and amended on 20 June 2006, 26 June 2007 and 26 June 2008.
"RMB"	Renminbi, the lawful currency of the PRC.
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended and supplemented from time to time.
"SGM"	the Company's special general meeting to be convened for the purposes of approving the acquisition of 100% equity interest in CS Terminal under the Agreement as described in this Circular.
"Shareholder(s)"	the shareholder(s) of the Company.

"SHUAEE"	Shanghai United Assets and Equity Exchange (上海聯合產權交易所).
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"TEU"	twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet.

The exchange rate adopted in this Circular for illustration purposes only is HK$1.00=RMB0.90.

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 02866)

Executive Directors:
Mr. Li Shaode
Mr. Zhang Guofa
Mr. Huang Xiaowen
Mr. Zhao Hongzhou

Non-executive Directors:
Mr. Ma Zehua
Mr. Zhang Jianhua
Mr. Lin Jianqing
Mr. Wang Daxiong
Mr. Yan Zhichong
Mr. Xu Hui

Independent non-executive Directors:
Mr. Hu Hanxiang
Mr. Jim Poon (also known as Pan Zhanyuan)
Mr. Wang Zongxi
Mr. Shen Kangchen
Mr. Shen Zhongying

Legal address and principal place of business in the PRC:
27th Floor
450 Fu Shan Road
Pudong New District
Shanghai
the PRC

Principal place of business in Hong Kong:
Level 69
The Center
99 Queen's Road Central
Hong Kong

21 August 2008

To the holders of H shares of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION ACQUISITION OF EQUITY INTEREST

I. INTRODUCTION

Reference is made to the announcement of the Company dated 6 August 2008.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

On 6 August 2008, the Company entered into the Agreement with China Shipping to acquire its 100% equity interest in CS Terminal. The consideration payable for the said acquisition under the Agreement is RMB2,601,405,907.78 (equivalent to approximately HK$2,890,451,008.64). Upon the completion of the Agreement, CS Terminal will become a wholly-owned subsidiary of the Company.

The main purpose of this Circular is to provide you with, among other things:

(a) further information as is necessary to enable you to make an informed decision on whether to vote for or against the resolution to be proposed at the SGM relating to the acquisition;

(b) the letter of advice from the Independent Financial Adviser to the Independent Board Committee relating to the acquisition;

(c) the letter of recommendation from the Independent Board Committee relating to the acquisition; and

(d) the notice of SGM relating to the acquisition.

II. ACQUISITION OF EQUITY INTEREST

A. THE AGREEMENT

1. Date: 6 August 2008

2. Parties:

Purchaser: The Company

Vendor: China Shipping

3. Equity Interest to be Acquired

Subject to the satisfaction of the condition precedents under the Agreement, the Company will acquire the 100% equity interest in CS Terminal from China Shipping under the Agreement.

4. Consideration

Pursuant to the Agreement, the consideration for the 100% equity interest in CS Terminal to be acquired by the Company is RMB2,601,405,907.78 (equivalent to approximately HK$2,890,451,008.64) and is payable in full by the Company to the bank account designated by China Shipping within 5 working days from the effective date of the Agreement. The Agreement shall become effective on the date when the condition precedents mentioned below are satisfied.

The equity interest in CS Terminal was acquired by the Company through an open listing process and a subsequent commercial negotiation conducted through the SHUAEE. The Agreement was negotiated and entered into on an arm's length basis and on normal commercial terms. The consideration under the Agreement was determined based on the appraised value of CS Terminal as set out in the asset valuation report prepared by an independent and duly qualified PRC valuer appointed by China Shipping using the cost method of valuation. The said consideration will be funded by the proceeds of the A Share Listing and internal resources of the Company.

Upon completion of the acquisition, the financial results of CS Terminal will be consolidated into the accounts of the Company.

The financial information of CS Terminal is set out in the tables below:

Consideration for acquisition of the equity interest in CS Terminal *(RMB)*	Audited net asset value of CS Terminal attributable to the equity interest to be acquired as at 31 March 2008 *(RMB)*	Appraised value of CS Terminal attributable to the equity interest to be acquired as at 31 March 2008 *(RMB)*	Audited net profit (loss) before taxation in CS Terminal attributable to the equity interest to be acquired *(See Note below)* For the financial year ended 31 December 2006 *(RMB)*	Audited net profit (loss) before taxation in CS Terminal attributable to the equity interest to be acquired *(See Note below)* For the financial year ended 31 December 2007 *(RMB)*	Audited net profit (loss) after taxation in CS Terminal attributable to the equity interest to be acquired *(See Note below)* For the financial year ended 31 December 2006 *(RMB)*	Audited net profit (loss) after taxation in CS Terminal attributable to the equity interest to be acquired *(See Note below)* For the financial year ended 31 December 2007 *(RMB)*
2,601,405,907.78 (equivalent to approximately HK$2,890,451,008.64)	2,954,893,386.08 (equivalent to approximately HK$3,283,214,873.42)	2,601,405,907.78 (equivalent to approximately HK$2,890,451,008.64)	(13,863,189.51) (equivalent to approximately HK$(15,403,543.90))	36,256,016.34 (equivalent to approximately HK$40,284,462.60)	(28,039,680.07) (equivalent to approximately HK$(31,155,200.08))	13,080,739.27 (equivalent to approximately HK$14,534,154.74)

Audited net profit before taxation in CS Terminal attributable to the equity interest to be acquired *(See Note below)* **For the three months ended 31 March 2007** *(RMB)*	**Audited net profit before taxation in CS Terminal attributable to the equity interest to be acquired** *(See Note below)* **For the three months ended 31 March 2008** *(RMB)*	**Audited net profit after taxation in CS Terminal attributable to the equity interest to be acquired** *(See Note below)* **For the three months ended 31 March 2007** *(RMB)*	**Audited net profit after taxation in CS Terminal attributable to the equity interest to be acquired** *(See Note below)* **For the three months ended 31 March 2008** *(RMB)*
3,068,858.82 (equivalent to approximately HK$3,409,843.13)	26,320,067.67 (equivalent to approximately HK$29,244,519.63)	364,619.64 (equivalent to approximately HK$405,132.93)	17,680,650.57 (equivalent to approximately HK$19,645,167.30)

Note:

The above financial figures were prepared in accordance with Generally Accepted Accounting Principles of the PRC.

5. Condition Precedents

The Agreement shall be effective subject to satisfaction of the following conditions:

(i) the parties to the Agreement having duly signed the Agreement;

(ii) SHUAEE having duly reviewed and stamped the Agreement and issued the equity transaction certificate;

(iii) the internal decision making bodies of the respective parties to the Agreement having duly approved the Agreement (including approval by the Company's Independent Shareholders).

6. Security Deposit

The Company had paid a security deposit in the sum of RMB520,281,181.56 (equivalent to approximately HK$578,090,201.73) to SHUAEE in order to participate in the open listing process of CS Terminal on 25 July 2008. This security deposit will be transferred to China Shipping on the effective date of the Agreement, as part of the consideration payable by the Company under the Agreement.

7. Price Adjustment Mechanism

During the period from 31 March 2008 to the date of full payment of the consideration under the Agreement, China Shipping will continue to assume all risks relating to any profit or loss of CS Terminal. If the net asset value of CS Terminal on the date of full payment of the consideration under the Agreement exceeds the net asset value of CS Terminal as at 31 March 2008, the Company will pay to China Shipping an amount equal to such excess. On the other hand, if the amount of the net assets value of CS Terminal on the date of full payment of the consideration under the Agreement is less than the net asset value of CS Terminal as at 31 March 2008, China Shipping will pay to the Company an amount equal to such shortfall.

B. REASONS FOR AND BENEFITS OF THE ACQUISITION

The reasons and benefits of the acquisition are:

1. The acquisition will diversify the Company's business chain. The shipping industry is gradually entering into an era of integration, after the completion of the acquisition, the Company will have an integrated business chain including container shipping and container terminal. This in turn accelerates the integration of related container businesses and will bring synergy effects to the core business of the Company. By providing integrated and one-stop services, the Company will be able to attract more clients and will further enhance its market competitiveness.

2. The acquisition will reduce connected transactions of the Company. After the completion of the acquisition, CS Terminal will become a wholly-owned subsidiary of the Company, effectively reducing the Company's connected transactions and strengthening its business independence.

3. The acquisition will gradually increase profitability of the Company. After the completion of the acquisition, the Company's diversified corporate structure will provide a diversified and stable source of revenue and profit and help to spread the business risk of the Company.

4. The acquisition will allow the Company to participate in the fast-growing container terminal industry in the PRC and to benefit from the potential appreciation in value of container terminal assets.

C. GENERAL INFORMATION

1. Principal Business Activities

(a) China Shipping

China Shipping is a large shipping conglomerate that operates across different regions, sectors and countries.

(b) The Company

The Company is principally engaged in the operation and management of international and domestic container marine transportation.

(c) CS Terminal

CS Terminal was incorporated in 2001 and it is a wholly-owned subsidiary of China Shipping. The registered capital of CS Terminal as at 30 June 2008 was RMB2,039,705,064.81 (equivalent to approximately HK$2,266,338,960.90). CS Terminal is principally engaged in investing in domestic and overseas terminals.

CS Terminal has controlling or minority equity interest in companies which invest in and operate container terminals located at various cities in the PRC, including Lianyungang, Jinzhou, Shanghai, Zhanjiang, Guangzhou, Yantai, Qinhuangdao, Dalian and Tianjin. The aggregate through-put of the aforesaid container terminals is set out in the table below:

	For the year ended 31 December 2005	For the year ended 31 December 2006	For the year ended 31 December 2007	For the six months ended 30 June 2008
Aggregate through-put	3,455,000TEU	6,788,000TEU	9,382,000TEU	5,822,000TEU

As at 30 June 2008, CS Terminal has controlling or minority equity interest in companies which own 29 operating berths with an aggregate container capacity of 15,700,000TEU. These companies also own 9 berths which are currently under construction with an aggregate container capacity of 5,500,000TEU.

2. Implications under the Listing Rules

As the relevant percentage ratios applicable to the acquisition exceed 5%, but are less than 25%, the acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. In addition, as China Shipping is the Company's controlling shareholder holding an approximately 49.03% shareholding interest in the Company, it is therefore a connected person (as defined under the Listing Rules) of the Company. Accordingly, the entering into of the Agreement constitutes a connected transaction of the Company under the Listing Rules and is subject to Independent Shareholders' approval as required under Rule 14A.48 of the Listing Rules.

The Board (including the independent non-executive Directors, whose view is formed after taking into account the advice from the Independent Financial Adviser) believes that the terms of the acquisition contemplated under the Agreement (including the consideration) are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

China Shipping is the controlling shareholder of the Company, therefore China Shipping and its associate(s) are connected persons (as defined under the Listing Rules) of the Company. Pursuant to Rule 14A.59(5) of the Listing Rules, where independent shareholders' approval is required with regard to a connected transaction, any connected person with a material interest in such transaction and any shareholder with a material interest in such transaction and its associates, will not vote on such transaction. Accordingly, China Shipping and its associate(s) shall at the SGM abstain from voting on the acquisition, which will be taken on a poll as required under the Listing Rules. As at the Latest Practicable Date, China Shipping and its associates controlled or were entitled

to exercise control over the voting rights in respect of 5,595,500,000 A shares and 132,882,000 H shares in the Company, representing approximately 49.03% of the entire issued share capital of the Company. To the extent that the Company is aware and having made all reasonable enquiries, as at the Latest Practicable Date:

(i) there was no voting trust or other agreement, arrangement or understanding entered into by or binding upon China Shipping;

(ii) China Shipping was not subject to any obligation or entitlement whereby it had or might have temporarily or permanently passed control over the exercise of the voting right in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii) it was not expected that there would be any discrepancy between China Shipping's beneficial shareholding interest in the Company, as disclosed in the Appendix to this Circular, and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the SGM.

As far as the Directors are aware, other than China Shipping and its associate(s), no other Shareholder has a material interest in the acquisition and has to abstain from voting at the SGM on the acquisition.

3. Independent Board Committee

The Independent Board Committee has been established to advise the Independent Shareholders on the acquisition. The Independent Financial Adviser has been appointed to advise the Independent Board Committee in respect of the acquisition. The letter from the Independent Board Committee and its recommendations to the Independent Shareholders is set out on pages 13 to 14 of this Circular, and the opinion letter from the Independent Financial Adviser is set out on pages 15 to 23 of this Circular.

D. EFFECT OF THE ACQUISITION ON EARNINGS AND ASSETS AND LIABILITIES

Upon the completion of the acquisition, CS Terminal will become a wholly-owned subsidiary of the Company. The assets and liabilities, and financial results of CS Terminal will be consolidated into the accounts of the Company. As a result, there will be increase in both assets and liabilities of the Company after completion of the acquisition and it is expected that the acquisition will have a positive effect on the earnings of the Company.

Based on the audited consolidated financial statements of CS Terminal as at 31 March 2008, it is expected that after completion of the acquisition and payment of the consideration for the acquisition, the Company's overall consolidated assets will be increased by approximately RMB2.43 billion (equivalent to approximately HK$2.70 billion), including

long-term equity investments, fixed assets and constructions in progress. On the liabilities side, it is expected that the Company's overall consolidated liabilities will be increased by approximately RMB2.07 billion (equivalent to approximately HK$2.30 billion), including loans from financial institutions and accounts payable, upon the completion of the acquisition.

III. SGM

The notice convening the SGM to be held at 10:00 a.m. on 10 October 2008 at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Shanghai, the PRC is being dispatched to the Shareholders together with this Circular.

There is enclosed in this Circular a proxy form for use at the SGM. Whether or not you are able to attend the SGM, you are requested to complete, sign and return the enclosed proxy form for the SGM in accordance with the instructions printed thereon.

To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, at Room 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the SGM in order for such documents to be valid.

Holders of H shares, who intend to attend the SGM, must complete the reply slip enclosed with this Circular and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the SGM, i.e. no later than 20 September 2008.

Pursuant to Articles 8.25 to 8.27 of the Articles of Association of the Company, at the SGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy; or

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

Pursuant to the Articles of Association of the Company, for the purpose of holding the SGM, the Register of Members for holders of H shares of the Company will be closed from 11 September 2008 to 10 October 2008 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the Register of Members for holders of H shares of the Company at the close of business on 10 October 2008 are entitled to attend and vote at the SGM.

In order to attend the SGM, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 10 September 2008.

IV. RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee which is set out on pages 13 to 14 of this Circular, and the letter from the Independent Financial Adviser which is set out on pages 15 to 23 of this Circular.

Having taken into account the advice of the Independent Financial Adviser, the Independent Board Committee considers that the terms of the acquisition contemplated under the Agreement (including the consideration) are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM in respect of the acquisition under the Agreement.

By Order of the Board
China Shipping Container Lines Company Limited
Li Shaode
Chairman

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 02866)

21 August 2008

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION ACQUISITION OF EQUITY INTEREST

We refer to the circular dated 21 August 2008 (the "**Circular**") to the Shareholders of China Shipping Container Lines Company Limited (the "**Company**") of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meanings when used in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise the Independent Shareholders in respect of the acquisition under the Agreement, details of which are set out in the letter from the Board contained in the Circular. None of us has a material interest in the acquisition under the Agreement.

As the relevant percentage ratios applicable to the acquisition exceed 5%, but are less than 25%, the acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. In addition, as China Shipping is the Company's controlling shareholder, it is therefore a connected person of the Company. Accordingly, the entering into of the Agreement constitutes a connected transaction of the Company under the Listing Rules and is subject to Independent Shareholders' approval as required under Rule 14A.48 of the Listing Rules.

Guotai Junan Capital Limited has been appointed as the independent financial adviser to advise us in respect of the acquisition. We wish to draw your attention to the opinion letter from Guotai Junan Capital Limited set out on pages 15 to 23 of the Circular.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

As members of your Independent Board Committee, we have discussed with the management of the Company in relation to the acquisition, and the basis upon which the terms of the acquisition has been determined. We have also taken into account the principal factors and reasons considered by Guotai Junan Capital Limited in forming its opinion in relation to the acquisition, and have discussed with Guotai Junan Capital Limited its opinion letter and its advice.

On the basis of the above, we consider, and agree with the view of Guotai Junan Capital Limited, that the terms of the acquisition contemplated under the Agreement (including the consideration) are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM in respect of the acquisition under the Agreement.

Yours faithfully,
Mr. Hu Hanxiang,
Mr. Wang Zongxi,
Mr. Shen Kangchen,
Mr. Shen Zhongying and
Mr. Jim Poon (also known as Pan Zhanyuan)
Independent Board Committee

The following is the text of the letter of advice dated 21 August 2008 from Guotai Junan Capital Limited to the Independent Board Committee in respect of the acquisition under the Agreement prepared for incorporation into this Circular:

Guotai Junan Capital Limited

27th Floor
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

21 August 2008

To the Independent Board Committee of
China Shipping Container Lines Company Limited

Dear Sirs,

DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION
ACQUISITION OF EQUITY INTEREST

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee with regard to the terms of the acquisition of 100% equity interest in CS Terminal (the "Acquisition") under the Agreement. Details of the Agreement and the transaction contemplated thereunder are contained in the "Letter from the Board" of the circular to the shareholders of the Company (the "Shareholders") dated 21 August 2008 (the "Circular") of which this letter forms part. Unless the context requires otherwise, terms used in this letter shall have the same meanings as those defined in the Circular.

As set out in the Letter from the Board contained in the Circular, since the relevant percentage ratios applicable to the Acquisition exceed 5%, but are less than 25%, the Acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. In addition, as China Shipping is the Company's controlling shareholder holding an approximately 49.03% shareholding interest in the Company, it is therefore a connected person (as defined under the Listing Rules) of the Company. Accordingly, the entering into of the Agreement constitutes a connected transaction of the Company under the Listing Rules and is subject to Independent Shareholders' approval as required under Rule 14A.48 of the Listing Rules. Accordingly, the Company will convene the SGM on 10 October 2008 to approve the Acquisition under the Agreement by the Independent Shareholders. This letter set out our recommendations as to whether the terms of the Acquisition under the Agreement therein were agreed on normal commercial terms, in ordinary and usual course of business and are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole for the Independent Board Committee's consideration when making their recommendation to the Independent Shareholders.

THE INDEPENDENT BOARD COMMITTEE

The Board currently consists of four executive directors, namely Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, six non-executive directors namely Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yan Zhichong and Mr. Xu Hui and five independent non-executive directors, namely Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying.

The Independent Board Committee comprising the independent non-executive directors, namely Mr. Hu Hanxiang, Mr. Jim Poon, Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying has been established to consider the terms of the Agreement with respect to the Acquisition.

BASIS AND ASSUMPTIONS OF THE ADVICE OF OUR OPINION

In formulating our advice, we have relied solely on the statements, information, opinions and representations for matters relating to the Group contained in the Circular and the information and representations provided to us by the Group and/or its senior management staff and/or the Directors and/or their respective advisers. We have assumed that all such statements, information, opinions, and representations for matters relating to the Group contained or referred to in the Circular or otherwise provided or made or given by the Group and/or its senior management staff and/or the Directors and/or their respective advisers and for which it is/they are solely responsible were true and accurate and valid at the time they were made and given and continue to be true and valid as at the date of the Circular. We have assumed that all the statements, information, opinions and representations for the matters relating to the Group made or provided by the Group and/or its senior management staff and/or the Directors and/or their respective advisers contained in the Circular have been reasonably made after due and careful enquiry. We have also sought and obtained confirmation from the Group and/or its senior management staff and/or the Directors that no material facts have been omitted from the information provided and referred to in the Circular.

We consider that we have reviewed all currently available information and documents which are available to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinions. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations provided to us by the Group and/or its senior management staff and/or the Directors and/or their respective advisers or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out an independent verification of the information provided, nor have we conducted an independent investigation into the business and affairs of the Group or any of its subsidiaries.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation, we have considered the following principal factors and reasons:

1 Background to the Acquisition

1.1 Principal activities of the Group

The Company is principally engaged in the operation and management of international and domestic container marine transportation. It is a specialized corporation affiliated to China Shipping involved in container liner services and other relative services including vessel chartering, cargo canvassing and booking, customs clearance, storage, container construction, repair and sales and other related domains.

1.2 Overall financial performance

For the two years ended 31 December 2007, the Company recorded turnover of approximately RMB30,502 million and RMB38,826 million respectively, and recorded profit attributable to equity holder of the Company of approximately RMB859 million and RMB3,215 million respectively.

As at 31 December 2006 and 2007, the consolidated net assets attributable to equity holders of the Company amounted to approximately RMB16,533 million and RMB32,941 million respectively.

The change in performance results was mainly due to the increase in volume, loading rate and volume of loaded cargoes for domestic trade and decrease in average freight rate.

1.3 Reasons for and benefits of the Acquisition

As stated in the "Letter from the Board", the reasons for and benefits of the Acquisition are as follows:

(1) The Acquisition will diversify the Company's business chain. The shipping industry is gradually entering into an era of integration, after the completion of the Acquisition, the Company will have an integrated business chain including container shipping and container terminal. This in turn accelerates the integration of related container businesses and will bring synergy effects to the core business of the Company. By providing integrated and one-stop services, the Company will be able to attract more clients and will further enhance its market competitiveness.

(2) The Acquisition will reduce connected transactions of the Company. After the completion of the Acquisition, CS Terminal will become a wholly-owned subsidiary of the Company, effectively reducing the Company's connected transactions and strengthening its business independence.

(3) The Acquisition will gradually increase profitability of the Company. After the completion of the Acquisition, the Company's diversified corporate structure will provide a diversified and stable source of revenue and profit and help to spread the business risk of the Company.

(4) The Acquisition will allow the Company to participate in the fast-growing container terminal industry in the PRC and to benefit from the potential appreciation in value of container terminal assets.

In addition, as stated in the Company's annual report for the year ended 31 December 2007, it is the Company intention to seek new profit engine and to acquire assets related to container shipping business owned by China Shipping.

Taking into account that the Acquisition will (1) diversify the Company's business chain; (2) reduce connected transactions; and (3) increase profitability, we are of the view that the Acquisition was in ordinary and usual course of business, and was in line with the Group's existing strategy.

1.4 Prospects

As stated in the annual report of the Company for the year ended 31 December 2007, among others, the Group planned to continue its implementation of various measures and strategies, and fully utilize its resource advantage by taking advantage of the characteristics of its size and brand name. The Group also planned to complete integration of relevant container transportation business as soon as practicable, including but not limited to the production chain such as terminals, logistics and containers building businesses, in order to fully maximize the synergy and overall competitive edge of the Group.

The Directors expected that the Acquisition will further strengthen the Company's leading position in the industry due to the following factors:

(1) With the increasing trade lanes and shipping capacity of the Group, the Acquisition is expected to enable the diversification of the Group's services by providing stable and efficiency terminal services. The Directors expects that, save for the existing services, the Acquisition will enable the Group to provide other services such as domestic transportation, import/export declaration, loading and unloading, warehousing and other logistic services. It may also extend its transportation services from "container yard-to-container yard" type to "door-to-door" type, thus enhancing the integration of the Group's container transportation business.

(2) The Acquisition is expected to increase the Group's competitive edge. By using the Group's own terminals, it is expected that the operating efficiency will be further enhanced by increasing timeliness and reducing operating cost of its fleets.

(3) The ports in CS Terminal are mainly located in Bohai-Rim, Yangtze River Delta and Pearl River Delta regions, the Directors expects that, with the strategic geographical location of the ports, the Group's trade lanes networks will be further enhanced.

Based on the above, the Directors are of the view that the predominant location of the Group's ports and integrated logistics chain will enable the Group to remain competitive. As such, we concur with the Directors' view that the Acquisition is in the interests of the Company and the Shareholders as a whole.

2 Terms of the Equity Interest Transfer Agreement

2.1 Assets to be acquired

As stated in the "Letter from the Board", pursuant to the Agreement, the Company had conditionally agreed to acquire 100% equity interest in CS Terminal.

CS Terminal was incorporated in 2001 and it is a wholly-owned subsidiary of China Shipping. The registered capital of CS Terminal as at 30 June 2008 was RMB2,039,705,064.81 (equivalent to approximately HK$2,266,338,960.90). CS Terminal is principally engaged in investing in domestic and overseas terminals.

CS Terminal has controlling or minority equity interest in companies which invest in and operate container terminals located at various cities in the PRC, including Lianyungang, Jinzhou, Shanghai, Zhanjiang, Guangzhou, Yantai, Qinhuangdao, Dalian and Tianjin. The aggregate through-put of the aforesaid container terminals is set out in the table below:

	For the year ended 31 December 2005	**For the year ended 31 December 2006**	**For the year ended 31 December 2007**	**For the six months ended 30 June 2008**
Aggregate through-put	3,455,000TEU	6,788,000TEU	9,382,000TEU	5,822,000TEU

As at 30 June 2008, CS Terminal has controlling or minority equity interest in companies which own 29 operating berths with an aggregate container capacity of 15,700,000TEU. These companies also own 9 berths which are currently under construction with an aggregate container capacity of 5,500,000TEU.

2.2 Consideration

As stated in the "Letter from the Board", pursuant to the Agreement, the consideration for the 100% equity interest in CS Terminal to be acquired by the Company is RMB2,601,405,907.78 (equivalent to approximately HK$2,890,451,008.64) and is payable in full by the Company to the bank account designated by China Shipping within 5 working days from the effective date of the Agreement.

The equity interest in CS Terminal was acquired by the Company through an open listing process and a subsequent commercial negotiation conducted through the SHUAEE. The Agreement was negotiated and entered into on an arm's length basis and on normal commercial terms. The consideration under the Agreement was determined based on the appraised value of CS Terminal as set out in the asset valuation report prepared by an independent and duly qualified PRC valuer appointed by China Shipping. The said consideration will be funded by the proceeds of the A Share Listing and internal resources of the Company.

In our analysis of the consideration of the Acquisition, we have noted a number of listed companies in Hong Kong Stock Exchange with certain parts of their operations being engaged in similar business as to CS Terminal. However, these companies are basically conglomerates which also involved in other non-port related business. Accordingly, we selected 6 companies listed on the Stock Exchange as set out in the table below, which are not conglomerates, but are engaged solely or principally in similar business as CS Terminal (together the "Comparables") and we have, accordingly compared their market statistics of the Comparables with the consideration for the Acquisition.

Companies:	Stock code	Container Cargo Through-put *(TEUs)*	Closing price as at Latest Practical Date *HK$*	Historical earnings per share *HK$*	Historical PER *(Times)*	Net assets per share[3] *HK$*	Historical PBR *(Times)*
China Merchants Holdings (International) Co., Ltd	144 HK	47,120,000	27.30	1.49	18.32	11.16	2.45
COSCO Pacific Ltd[1]	1199 HK	39,832,964	10.76	1.49	7.22	9.42	1.14
Xiamen International Port Co., Ltd[2]	3378 HK	3,201,674	1.33	0.15	8.87	1.47	0.91
Dalian Port (PDA) Co., Ltd[2]	2880 HK	3,724,000	3.92	0.23	17.04	2.19	1.79
Tianjin Port Development Holdings Limited	3382 HK	2,760,000	3.04	0.13	23.38	1.90	1.60
CIG Yangtze Ports PLC	8233 HK	136,357	0.43	(0.04)	N/A	0.22	1.93
Average					14.97		1.64
CS Terminal		9,382,000	N/A	N/A	N/A	N/A	1.25[4] 1.00[5]

Notes:

1. US$1.00 = HK$7.80

2. RMB1.00 = HK$1.111

3. Based on the net asset value attributable to shareholders of the company, excluding minority interest

4. Based on the consideration of approximately RMB2,601.4 million and the net asset value attributable to shareholders of CS Terminal of approximately RMB2,073.2 million as at 31 March 2008

5. Based on the consideration of approximately RMB2,601.4 million and the appraised net asset value of CS Terminal of approximately RMB2,601.4 million as at 31 March 2008 as contained in the valuation report issued by the PRC valuer

PER = price-to-earnings ratio
PBR = price-to-book ratio

Source: Bloomberg and the latest annual reports of the Comparables

Compare with historical PER

CS Terminal has a total appraised net asset value of approximately RMB2,601 million, of which RMB108 million represents its appraised net asset value excluding long term investment, which mainly comprises current assets, and RMB2,493 million represents the appraised value of its long term investment comprising the equity interest in 13 companies which invest in and operate container terminals located at various cities in the PRC. The Directors consider that these companies can be classified into subgroups A and B according to their operation stages. The aggregate appraised values of our equity interest in subgroups A and B are approximately RMB1,548 million and RMB945 million respectively.

Subgroup A includes 9 companies which are either under construction, at initial operation stage or without stable operation. Subgroup B includes 4 companies which are under comparatively stable operation.

The Directors are of the view that since a substantial portion of the assets to be acquired is still at either construction, at initial operation stage or without stable operation, therefore it is not appropriate to include the historical PERs for our comparison purpose.

Compare with historical PBR

The historical PBR and the adjusted PBR of CS Terminal of approximately 1.25 times and 1.00 times respectively are lower than the average PBR of the Comparables of approximately 1.64 times.

Given that (1) the consideration is based on the appraised value of CS Terminal as set out in the asset valuation report prepared by an independent and duly qualified PRC valuer appointed by China Shipping; (2) the historical and adjusted PBRs of CS Terminal are lower than the average PBR of Comparables; (3) the companies under CS Terminal were sold collectively; (4) the equity interest of CS Terminal was acquired by the Company through an open listing process; and (5) the reasons for and benefits of the Acquisition set out in this letter, we are of the view that the consideration payable by the Group under the Acquisition is fair and reasonable.

3 Expected financial impact on the Company as a result of the Acquisition

3.1 Total assets, total liabilities and net asset value

As at 31 December 2007, the consolidated total assets of the Company was approximately RMB47,535 million. Under pooling of interests method of accounting, which combines the net assets of the Company and CS Terminal using their existing book values as per the audited financial statements as at 31 March 2008 by PRC auditor, the Company expects there will be an increase in the consolidated total assets and total liabilities of approximately RMB2,427 million and RMB2,074 million respectively and a decrease in consolidated net assets attributable to equity holders of the Company of approximately RMB528 million.

3.2 Earnings

As advised by the Directors, since most companies in CS Terminal will or has commence(d) operation immediately following the Acquisition. The Directors expect that CS Terminal will contribute to the revenue stream and earning bases of the Company.

3.3 Working capital

On the basis that the Company had cash and bank balance of approximately RMB16,290 million as at 31 December 2007 and recorded net cash inflow from operation activities in 2007 as set out in the Company's annual report, the Directors consider and we concur with them that the Company has sufficient internal resources to satisfy its financial obligation under the Agreement. In view of the above, we consider that the Acquisition will have no significant adverse impact on the working capital of the Company.

RECOMMENDATION

Taking into consideration the above factors, in particular, the background to the Acquisition and the terms of the Acquisition, we consider that the Acquisition is entered into in the ordinary and usual course of business, on normal commercial terms and in the interests of the Company and the Shareholders as a whole and the terms of the Acquisition contemplated under the Agreement are fair and reasonable so far as the Shareholders are concerned.

Yours faithfully,
For and on behalf of
Guotai Junan Capital Limited
Deirdre Yau
Executive Director

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVES' INTERESTS

10 Directors and 4 supervisors were granted Rights under the Rights scheme adopted on 12 October 2005 and amended on 20 June 2006, 26 June 2007 and 26 June 2008. Details of the Rights scheme were set out in the Company's circular to Shareholders dated 26 August 2005 and the amended scheme was produced to the annual general meetings of the Company held on 20 June 2006, 26 June 2007 and 26 June 2008. The interests of such Directors and supervisors in the underlying H shares of the Company as at the Latest Practicable Date were as follows:

Name	Number of underlying H shares involved	Capacity in which underlying H shares were held	Percentage figure in the H shares
Directors			
Li Shaode	2,182,000	Beneficial owner	0.09% (Long position)
Zhang Guofa	1,431,000	Beneficial owner	0.06% (Long position)
Huang Xiaowen	2,151,000	Beneficial owner	0.09% (Long position)
Zhao Hongzhou	1,680,000	Beneficial owner	0.07% (Long position)
Ma Zehua	981,000	Beneficial owner	0.04% (Long position)
Zhang Jianhua	800,000	Beneficial owner	0.03% (Long position)
Wang Daxiong	800,000	Beneficial owner	0.03% (Long position)
Xu Hui	700,000	Beneficial owner	0.03% (Long position)
Yan Zhichong	348,750	Beneficial owner	0.01% (Long position)
Lin Jianqing	339,000	Beneficial owner	0.01% (Long position)
Supervisors			
Chen Decheng	612,000	Beneficial owner	0.03% (Long position)
Yao Guojian	1,600,000	Beneficial owner	0.07% (Long position)
Wang Xiuping	900,000	Beneficial owner	0.04% (Long position)
Tu Shiming	260,000	Beneficial owner	0.01% (Long position)

Each of Li Shaode, Zhang Jianhua, Lin Jianqing, Wang Daxiong and Zhang Guofa was as at the Latest Practicable Date the President, a Vice-President, a Vice-President, a Vice-President and a Vice-President respectively of China Shipping, which was a company having, as at the Latest Practicable Date, an interest or short position in the Company's shares and underlying shares which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, supervisors or chief executive(s) of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Directors, supervisors or chief executive(s) is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Company's supervisors to the same extent as it applies to the Directors).

3. DIRECTORS' SERVICE CONTRACTS

None of the Directors has entered into any service contract with the Company or any of its subsidiaries which is not expiring or determinable by the Company within one year without any payment of compensation, other than statutory compensation.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has any interests in a business, which competes or may compete with the business of the Group.

5. INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors, supervisors, proposed Directors or proposed supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2007 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this Circular, which is significant in relation to the business of the Group.

6. NO MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2007 (being the date to which the latest published audited accounts of the Company were made up).

7. SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS WITH NOTIFIABLE INTERESTS

As at the Latest Practicable Date, so far as the Directors, supervisors or chief executive(s) of the Company are aware, the following persons (other than a Director, supervisor or chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of shareholder	Class of shares	Number of shares/underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
China Shipping	A shares	5,595,500,000 (Long position)	Beneficial owner	70.54%	47.89%
JPMorgan Chase & Co.	H shares	288,870,905 (Long position)	Custodian	7.70% (Long position)	2.47% (Long position)
		288,870,905 (Lending pool)		7.70% (Lending pool)	2.47% (Lending pool)
		93,264,000 (Long position)	Investment manager	2.49% (Long position)	0.80% (Long position)
		87,617,503 (Long position)	Beneficial owner	2.34% (Long position)	0.75% (Long position)
		75,106,146 (Short position)	Beneficial owner	2.00% (Short position)	0.64% (Short position)
Hutchison International Limited	H shares	241,758,000 (Long position)	Beneficial owner	9.99% (Long position)	2.07% (Long position)
UBS AG	H shares	148,070,834 (Long position)	Beneficial owner	3.95% (Long position)	1.27% (Long position)
		45,636,162 (Long position)	Person having a security interest	1.22% (Long position)	0.39% (Long position)

Name of shareholder	Class of shares	Number of shares/underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
		30,049,000 (Long position)	Interest of controlled corporation	0.80% (Long position)	0.26% (Long position)
		28,715,000 (Short position)	Interest of controlled corporation	0.77% (Short position)	0.25% (Short position)
		47,415,080 (Short position)	Beneficial owner	1.26% (Short position)	0.41% (Short position)
Citigroup Inc.	H shares	78,496,674 (Long position)	Interest of controlled corporation	2.09% (Long position)	0.67% (Long position)
		117,338,422 (Long position)	Custodian	3.13% (Long position)	1.00% (Long position)
		4,982,226 (Short position)	Interest of controlled corporation	0.13% (Short position)	0.04% (Short position)
		117,338,422 (Lending pool)		3.13% (Lending pool)	1.00% (Lending pool)

Save as disclosed above and so far as the Directors, supervisors or chief executive(s) of the Company are aware, as at the Latest Practicable Date, no other person had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

As at the Latest Practicable Date, so far as the Directors, supervisors or chief executive(s) are aware, each of the following persons, not being: (i) a Director, supervisor or chief executive of the Company; or (ii) a member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary *(See Note)*	**Name of shareholder** *(See Note)*	**Percentage of shareholding**
Shanghai HaiXin YuanCang International Logistics Co., Ltd. (上海海興遠倉國際物流有限公司)	(i) Bermuda YuanCang International Co., Ltd. (百慕達遠倉國際股份有限公司)	40%
	(ii) Shanghai YiHua Enterprises Company (上海逸驊實業總公司)	20%

Note:

The English names of certain companies referred herein represent management's best efforts at translating the Chinese names of these companies as no English names have been registered.

Save as disclosed above and so far as the Directors, supervisors or chief executive(s) of the Company are aware, as at the Latest Practicable Date, no other person, not being: (i) a Director, supervisor or chief executive of the Company; or (ii) a member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

8. LITIGATION

As at the Latest Practicable Date, no litigation or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

9. MISCELLANEOUS

(a) The secretary of the Company is Mr. Ye Yu Mang. Mr. Ye graduated from Shanghai Maritime University in 1989 with a Masters degree in mechanical engineering and was the company secretary of China Shipping Development Company Limited from April 2001 to March 2003.

(b) The qualified accountant of the Company pursuant to Rule 3.24 of the Listing Rules is Mr. Zhao Xiaoming, who is able to meet all the requirements set out in Rule 3.24 of the Listing Rules (except that he is not a fellow or an associate member of the HKICPA or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA). Pursuant to the conditions of the waiver from the Stock Exchange from strict compliance with Rule 3.24 of the Listing Rules, the Company has engaged Mr. Mak Po Lung, a fellow member of the HKICPA, to assist Mr. Zhao Xiaoming during the period of the waiver, commencing from 1 October 2006 and expiring on (i) 30 September 2009, being the expiry date of three years commencing from 1 October 2006; or (ii) when the Company fails to fulfill any of the conditions for the said waiver, whichever is earlier.

(c) The legal address and principal place of business in the PRC of the Company is 27th Floor, 450 Fu Shan Lu, Pudong New District, Shanghai, the PRC. The Hong Kong H Share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The English text of this Circular shall prevail over the Chinese text in case of any inconsistency.

10. CONSENT OF EXPERT

(a) The Independent Financial Adviser, which is a licensed corporation to carry out type 6 (advising on corporate finance) regulated activities under the SFO, has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter and reference to its name in the form and context in which they respectively appear.

(b) As at the Latest Practicable Date, the Independent Financial Adviser was not interested in any Right or share in any member of the Group nor did it have any right or option (whether legally enforceable or not) to subscribe for or nominate persons to subscribe for any Right or share in any member of the Group.

(c) As at the Latest Practicable Date, the Independent Financial Adviser did not have any direct or indirect interest in any assets which have been, since 31 December 2007 (being the date to which the latest published audited financial statements of the Company were made up) acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

11. DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company's principal place of business in Hong Kong at Level 69, 99 Queen's Road Central, the Center, Hong Kong for a period of 14 days (excluding Saturdays) from the date of this Circular:

(i) the Agreement;

(ii) the letter dated 21 August 2008 from the Independent Board Committee to the Independent Shareholders, the text of which is set out on pages 13 to 14 of this Circular;

(iii) the opinion letter dated 21 August 2008 from the Independent Financial Adviser, the text of which is set out on pages 15 to 23 of this Circular; and

(iv) the written consent issued by the Independent Financial Adviser as referred to in the paragraph headed "Consent of Expert" in this Appendix.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 02866)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "**SGM**") of China Shipping Container Lines Company Limited (the "**Company**") will be held at 10:00 a.m. on 10 October 2008 at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Shanghai, the People's Republic of China (the "**PRC**") to consider and, if thought fit, pass the following resolution as ordinary resolution, and unless otherwise defined herein, the terms herein shall have the same meanings as defined in the circular to the shareholders of the Company dated 21 August 2008 (the "**Circular**"):

1. "**THAT** the acquisition under the Agreement, details of which are set out in the Circular, be and is hereby approved".

By order of the Board
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
21 August 2008

Notes:

(a) The address of Computershare Hong Kong Investor Services Limited is as follows:

Room 1806-1807, 18th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

(b) Holders of H shares, who intend to attend the SGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the SGM, i.e. no later than 20 September 2008.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai
The People's Republic of China
200122
Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(c) Each holder of H shares who has the right to attend and vote at the SGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the SGM. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

(d) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the SGM or any adjournment thereof in order for such documents to be valid.

(f) If a proxy attends the SGM on behalf of a Shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the SGM, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person Shareholder.

(g) Pursuant to Articles 8.25 to 8.27 of the Articles of Association of the Company, at the SGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(h) Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the SGM, the Register of Members for holders of H shares of the Company will be closed from 11 September 2008 to 10 October 2008 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the Register of Members for holders of H shares of the Company at the close of business on 10 October 2008 are entitled to attend and vote at the SGM.

In order to attend the SGM, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 10 September 2008.

(i) The SGM is expected to last for half a day. Shareholders attending the SGM are responsible for their own transportation and accommodation expenses.

The Board as at the date of this notice comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yan Zhichong and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 02866)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "**SGM**") of China Shipping Container Lines Company Limited (the "**Company**") will be held at 10:00 a.m. on 10 October 2008 at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Shanghai, the People's Republic of China (the "**PRC**") to consider and, if thought fit, pass the following resolution as ordinary resolution, and unless otherwise defined herein, the terms herein shall have the same meanings as defined in the circular to the shareholders of the Company dated 21 August 2008 (the "**Circular**"):

1. "**THAT** the acquisition under the Agreement, details of which are set out in the Circular, be and is hereby approved".

By order of the Board
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
21 August 2008

Notes:

(a) The address of Computershare Hong Kong Investor Services Limited is as follows:

Room 1806-1807, 18th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

(b) Holders of H shares, who intend to attend the SGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the SGM, i.e. no later than 20 September 2008.

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai
The People's Republic of China
200122
Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(c) Each holder of H shares who has the right to attend and vote at the SGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the SGM. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

(d) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the SGM or any adjournment thereof in order for such documents to be valid.

(f) If a proxy attends the SGM on behalf of a Shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the SGM, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person Shareholder.

(g) Pursuant to Articles 8.25 to 8.27 of the Articles of Association of the Company, at the SGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(h) Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the SGM, the Register of Members for holders of H shares of the Company will be closed from 11 September 2008 to 10 October 2008 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the Register of Members for holders of H shares of the Company at the close of business on 10 October 2008 are entitled to attend and vote at the SGM.

In order to attend the SGM, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 10 September 2008.

(i) The SGM is expected to last for half a day. Shareholders attending the SGM are responsible for their own transportation and accommodation expenses.

The Board as at the date of this notice comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yan Zhichong and Mr. Xu Hui, being non- executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

中海集装箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 02866)

FORM OF PROXY

FOR SPECIAL GENERAL MEETING TO BE HELD ON 10 OCTOBER 2008

No. of H shares to which this form of proxy relates[1]	

I/We[2] ____

of ____

being shareholder(s) of China Shipping Container Lines Company Limited (the "**Company**") hereby appoint[3] the Chairman of the Meeting (as defined below) ______________________________

or ____

of ____

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the special general meeting of the Company to be held at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "**PRC**") on 10 October 2008 at 10:00 a.m. (the "**Meeting**") as hereunder indicated in respect of the resolution set out in the notice convening the Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTION *(see Note A)*	For[4]	Against[4]	Abstain[4]
1.	to consider and approve the acquisition under the Agreement, details of which are set out in the Circular			

Note A: Unless otherwise defined herein, the terms used herein shall have the same meanings as defined in the notice to the shareholders of the Company dated 21 August 2008.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

Date: ______________________ Signature(s)[5]: ______________________

Notes:

1. Please insert the number of shares to which this form of proxy relates, which must not exceed the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
2. Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in **BLOCK LETTERS**.
3. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "√" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A "√" IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, INDICATE WITH A "√" IN THE BOX MARKED "ABSTAIN".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.
6. Where there are joint registered holders of any share, only the person whose name stands first on the register in respect of such share may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto.
7. To be valid, for holders of H shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time appointed for the Meeting.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 02866)

REPLY SLIP

To: China Shipping Container Lines Company Limited (the "Company")

I/We[1] (Chinese name): ______________________________

(English name): ______________________________

of ______________________________

being the registered holder(s) of[2] ______________________________

H share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Special General Meeting of the Company to be held at 10:00 a.m. on 10 October 2008 at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Pudong New District, Shanghai, the People's Republic of China.

Date: ____________________ Signature(s): ____________________

Notes:

1. Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in **block letters**.
2. Please insert the number of shares registered under your name(s).
3. The completed and signed reply slip should be delivered to the Directorate Secretary Office of the Company at 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China on or before 20 September 2008 personally or by mail or by fax (fax number: (86) 21 6596 6813).

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END